SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)

Curtiss-Wright Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

231561 10 1

(CUSIP Number)

Byron L. LeFlore, Jr.

Vice President, Secretary & General Counsel

Argonaut Group, Inc.

10101 Reunion Place, Suite 500

San Antonio, Texas 78216

(210) 321-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 7 Pages)

SCHEDULE 13D

CUSIP No.    231561 10 1

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (Entities Only) ARGONAUT GROUP, INC. 95-4057601

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 3,300 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,300

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person HC, CO

SCHEDULE 13D

CUSIP No.    231561 10 1

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (Entities Only) ARGONAUT INSURANCE COMPANY 95-1390273

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,300

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person IC, CO

SCHEDULE 13D

CUSIP No.    231561 10 1

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (Entities Only) ARGONAUT-MIDWEST INSURANCE COMPANY 36-2489372

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,300

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person IC, CO

SCHEDULE 13D

CUSIP No.    231561 10 1

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (Entities Only) ARGONAUT GREAT CENTRAL INSURANCE COMPANY 37-0893966

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 3,300 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,300

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person IC, CO

ITEM 5.	Interest in Securities of Issuer.

On October 10, 2003, Argonaut Group, Inc. sold shares of Curtiss-Wright Corporation and now owns an aggregate of 3,300 shares of Curtiss-Wright Corporation’s common stock, which is less than five percent beneficial ownership of Curtiss-Wright Corporation’s outstanding common stock. Therefore, this is Argonaut Group’s final Schedule 13D filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARGONAUT GROUP, INC.

By:	/s/ ALICE W. WARD

Name: Title:	Alice W. Ward Assistant Secretary

ARGONAUT INSURANCE COMPANY

By:	/s/ ALICE W. WARD

Name: Title:	Alice W. Ward Assistant Secretary

ARGONAUT-MIDWEST INSURANCE COMPANY

By:	/s/ ALICE W. WARD

Name: Title:	Alice W. Ward Assistant Secretary

ARGONAUT GREAT CENTRAL INSURANCE COMPANY

By:	/s/ ALICE W. WARD

Name: Title:	Alice W. Ward Assistant Secretary

Dated: October 17, 2003